Meeting of Stockholders - Voting Results

On April 27, 2012, the Fund held its Annual Meeting of Stockholders to consider the proposals set forth below.  The following votes were recorded:

Proposal 1: Election of Directors

Election of Steven K. Norgaard as Director of the Fund (both common and preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
For	9,955,642	91.68%
Withhold	903,302	8.32%
TOTAL	10,858,944	100.00%

Election of Richard I. Barr as Director of the Fund (only preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
For	189	92.65%
Withhold	15	7.35%
TOTAL	204	100.00%